Exhibit 99.1

NEWS RELEASE

Toronto, August 13, 2024

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Q2 2024 Results

New Mine Start-ups and Acquisitions

“Franco-Nevada benefited from record gold prices in the quarter and realized higher revenues and cash from operations compared to Q1 2024,” stated Paul Brink, CEO. “However, our year over year results were lower without the contribution from Cobre Panama and due to lower production at Candelaria and Antapaccay. Results for the second quarter include a catch-up of higher tax rates due to tax measures enacted in response to the OECD’s Global Minimum Tax initiative. In the second half of the year, we expect stronger contributions from Candelaria and growing contributions from Tocantinzinho, Greenstone and Salares Norte which have all recently commenced production. We expect to be at the lower end of our GEO guidance range, taking into account lower relative prices from our other commodities. We are pleased to have added two potentially long-life assets to the portfolio subsequent to the quarter: a gold stream on SolGold’s Cascabel copper-gold development project in Ecuador and an existing royalty on Newmont’s Yanacocha operations in Peru.”

Financial Highlights – Q2 2024 compared Q2 2023

●	110,264 GEOs sold in the quarter, a decrease of 35% (16% decrease excluding Cobre Panama)
●	$260.1 million in revenue, a decrease of 21% (1% increase excluding Cobre Panama)
●	$221.9 million in Adjusted EBITDA, or $1.15/share, a decrease of 20% (2% increase excluding Cobre Panama)
●	$194.4 million in operating cash flow, a decrease of 26%
●	$69.8 million of additional income tax expense resulting from tax measures enacted in relation to the Global Minimum Tax (“GMT”) initiative, of which $23.9 million is current tax expense and $45.9 million is non-cash deferred tax expense
●	$79.5 million in net income, or $0.41/share, a decrease of 57%
●	$144.9 million in Adjusted Net Income, or $0.75/share, a decrease of 21%
●	Quarterly dividend of $0.36/share effective Q1 2024, an increase of 5.88%
●	Strong financial position with no debt and $2.4 billion in available capital as at June 30, 2024

Sector-Leading ESG

●	Rated #1 precious metals company and #1 gold company by Sustainalytics, AA by MSCI and Prime by ISS ESG
●	Committed to the World Gold Council’s Responsible Gold Mining Principles
●	Partnering with our operators on community and ESG initiatives
●	40% diverse representation at the Board and top leadership levels as a group

Diverse, Long-Life Portfolio

●	Most diverse royalty and streaming portfolio by asset, operator and country
●	Attractive mix of long-life streams and high optionality royalties
●	Long-life mineral resources and mineral reserves

Growth and Optionality

●	Mine expansions and new mines driving 5-year growth profile
●	Long-term optionality in gold, copper and nickel and exposure to some of the world’s great mineral endowments
●	Strong pipeline of precious metal and diversified opportunities

Quarterly revenue and GEOs sold by commodity
	Q2 2024		Q2 2023
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	66,999	$156.9	108,817	$213.9
Silver	12,001	28.1	18,139	35.4
PGM	3,350	8.0	5,077	9.9
	82,350	$193.0	132,033	$259.2
DIVERSIFIED
Iron ore	5,155	$12.0	5,108	$10.1
Other mining assets	659	1.7	2,691	5.1
Oil	16,463	35.9	19,751	36.9
Gas	4,009	10.8	6,583	14.2
NGL	1,628	4.2	2,349	4.4
	27,914	$64.6	36,482	$70.7
Revenue from royalty, stream and working interests	110,264	$257.6	168,515	$329.9
Interest revenue and other interest income	—	$2.5	—	$—
Total revenue	110,264	$260.1	168,515	$329.9

Year-to-date revenue and GEOs sold by commodity
	H1 2024		H1 2023
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	144,561	$317.8	199,539	$386.1
Silver	23,689	53.0	32,952	64.0
PGM	7,118	16.2	10,780	21.3
	175,368	$387.0	243,271	$471.4
DIVERSIFIED
Iron ore	12,456	$26.8	12,182	$23.2
Other mining assets	2,155	4.7	3,758	7.1
Oil	30,347	62.1	33,921	64.0
Gas	8,874	23.1	15,701	31.1
NGL	3,961	9.5	5,013	9.4
	57,793	$126.2	70,575	$134.8
Revenue from royalty, stream and working interests	233,161	$513.2	313,846	$606.2
Interest revenue and other interest income	—	$3.7	—	$—
Total revenue	233,161	$516.9	313,846	$606.2

In Q2 2024, we recognized $260.1 million in revenue, down 21.2% from Q2 2023 (up 0.7% excluding Cobre Panama). Revenue in the 2023 period included contributions from Cobre Panama, which remained on preservation and safe management during the current period. During the quarter, we benefited from record gold prices, offset by lower contributions from Antapaccay, Candelaria and our Energy assets. Precious Metal revenue accounted for 74.2% of our revenue (60.3% gold, 10.8% silver, 3.1% PGM). Revenue was sourced 81.8% from the Americas (35.9% South America, 6.5% Central America & Mexico, 19.7% U.S. and 19.7% Canada).

Guidance

We expect to be at the lower end of our 2024 Total GEO sales guidance range of 480,000 to 540,000 GEOs. Our Diversified assets are expected to contribute fewer GEOs than initially anticipated based on the revised commodity prices we assume for the remainder of the year ($2,300/oz Au, $27.50/oz Ag, $950/oz Pt, $900/oz Pd, $110/tonne Fe 62% CFR China, $75/bbl WTI oil and $2.25/mcf Henry Hub natural gas). With respect to our Precious Metal assets, we anticipate stronger deliveries in the later half of the year. Production at Candelaria is forecasted to be more heavily weighted to H2 2024, and we expect to benefit from the ramp-up of production at several new mines, including Tocantinzinho, Greenstone and Salares Norte.

Environmental, Social and Governance (“ESG”) Updates

During the quarter, Franco-Nevada was named on the Corporate Knights’ 2024 list of the Best 50 Corporate Citizens in Canada. As part of the Cascabel stream transaction, Franco-Nevada (Barbados) Corporation agreed to partner with SolGold plc on environmental and social initiatives in the vicinity of the project for $750,000 over a 3-year period on a 70%/30% basis with Osisko Gold Royalties. We continue to expand our community engagement and contributions with existing partners, including teaming up with Nevada Gold Mines to provide funding for an oncology infusion center in Elko, Nevada.

GMT Updates

On June 20, 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”), which implements key measures of the OECD’s Pillar Two GMT in Canada and includes the introduction of a 15% GMT that applies to large multinational enterprise groups with global consolidated revenues over €750 million.

In May 2024, the Government of Barbados enacted legislation to implement tax measures also in response to the OECD’s Pillar Two global minimum tax initiative. The measures include an increase of the Barbados corporate tax rate to 9% and the introduction of a Qualified Domestic Minimum Top-Up Tax, which, together, aim to ensure that the Barbados effective tax rate payable by an entity subject to Pillar Two is at least 15% for tax years beginning on or after January 1, 2024.

As a result of these changes, the Company recognized an additional $69.8 million of income tax expense in Q2 2024, of which $23.9 million is current tax expense and $45.9 million is deferred tax expense.

For purposes of computing Adjusted Net Income2 for Q2 2024 and H1 2024, we have adjusted amounts which were not related to the respective periods so that users may understand what net income would have been had it only included income tax expense related to income earned in the current periods. Please refer to the reconciliation provided at the end of this news release or to our Q2 2024 MD&A for further details.

Portfolio Additions

●	Acquisition of Royalty on Yanacocha Operations: Subsequent to quarter-end, on August 13, 2024, we acquired from Compañía de Minas Buenaventura (“Buenaventura”) and its subsidiary, an existing 1.8% NSR on all minerals covering Newmont’s Yanacocha mine and adjacent mineral properties, including Conga, located in Peru. Consideration for the Yanacocha royalty consists of $210 million paid in cash on closing, plus a contingent payment of $15 million payable in Franco-Nevada common shares payable upon the Conga project achieving commercial production. Franco-Nevada will also hold a right of first refusal on the sale by Buenaventura of certain of their royalty interests, including incremental royalties on Conga and other deposits. The acquisition of the Yanacocha Royalty is effective July 1, 2024, and initial contributions to Franco-Nevada are expected in Q3 2024. Newmont’s guidance anticipates production of 290,000 gold ounces for 2024.
●	Acquisition of Gold Stream on Cascabel Copper-Gold Project: As previously announced, subsequent to quarter-end, our wholly owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNB”) acquired a gold stream from SolGold with reference to production from the Cascabel project located in Ecuador. FNB has partnered with Osisko Gold Royalties’ subsidiary, Osisko Bermuda Limited (“Osisko”), to provide a syndicated financing package on a 70%/30% basis. FNB will provide a total of $525 million and Osisko a total of $225 million for a total combined funding of $750 million, consisting of $100 million in pre-construction funding and $650 million towards construction once the project is fully funded and further derisked. Please refer to our news release dated July 15, 2024 for further details.
●	Term Loan with EMX Royalty Corporation: On June 19, 2024, we entered into a term loan agreement with EMX of $35 million. The EMX Term Loan was funded subsequent to quarter-end, on August 9, 2024.
●	Private Placement with G Mining Ventures: On July 12, 2024, we completed a private placement of $25 million with G Mining Ventures at a price of C$2.279 per share. La Mancha Investments S.à r.l. completed a concurrent $25 million private placement with total proceeds to G Mining of $50 million. The placement is related to G Mining Ventures’ business combination with Reunion Gold and advancement of the Oko West gold development project in Guyana.
●	Term Loan with SolGold: On May 13, 2024, we provided a $10 million term loan to SolGold plc. The term loan was repaid subsequent to quarter-end, on July 17, 2024.
●	Term Loan with G Mining Ventures: On April 19, 2024, we funded a second and final draw of $33 million under our term loan commitment to G Mining Ventures, thereby fulfilling our $75 term loan commitment. The term loan is part of a financing package we provided to G Mining Ventures in July 2022 in connection with the Tocantinzinho gold project, in Brazil.
●	Financing Package with Scottie Resources: On April 15, 2024, we acquired a 2.0% gross production royalty on all minerals produced on Scottie Resources Corp.’s (“Scottie”) claims in the Stewart Mining Camp in the Golden Triangle in British Columbia, Canada, for a purchase price of $5.9 million (C$8.1 million). Additionally, we acquired 5,422,994 common shares of Scottie for an aggregate of $0.7 million (C$1.0 million).

Q2 2024 Portfolio Updates

Precious Metal assets: GEOs sold from our Precious Metal assets were 82,350, compared to 132,033 GEOs in Q2 2023. Lower contributions from Cobre Panama, Antapaccay and Candelaria were partly offset by higher GEO sales from Condestable, MWS and newly constructed mines.

South America:

●	Candelaria (gold and silver stream) – GEOs delivered and sold in Q2 2024 were lower than those sold in Q2 2023. During the quarter, mining rates were impacted by the interface of the open pit and historic underground mining stopes, requiring more stockpiled ore to be processed which reduced grades and recoveries. With access to higher grade ore anticipated in the second half of 2024, Lundin Mining anticipates stronger production in H2 2024 and have maintained their production guidance for Candelaria.
●	Antapaccay (gold and silver stream) – GEOs delivered and sold were lower in Q2 2024 compared to Q2 2023. Mine scheduling was adjusted in part due to a geotechnical event which temporarily limited pit access, resulting in lower production in H1. Glencore anticipates stronger production in H2 2024. Deliveries to Franco-Nevada, which may vary from production levels due to the timing of shipments, are expected to be within our initial expectations for 2024 of 50,000 to 60,000 GEOs.
●	Antamina (22.5% silver stream) – GEOs delivered and sold were lower in Q2 2024 compared to Q2 2023 as mining is occurring in areas with lower silver grades as anticipated in the life of mine plan.
●	Condestable (gold and silver stream) – We sold 6,149 GEOs in Q2 2024, compared to 3,043 GEOs sold Q2 2023. GEO sold in the current period included ounces delivered late in Q1 2024 and held in inventory at March 31, 2024.
●	Tocantinzinho (gold stream) – On July 9, 2024, G Mining Ventures announced it poured first gold and that it remained on track for commercial production in H2 2024. Franco-Nevada received its first deliveries from Tocantinzinho at the end of July 2024. According to the 2022 feasibility study, the project is expected to produce an average of 196,000 ounces of gold annually for the first five years.
●	Salares Norte (1-2% royalties) – During the quarter, Franco-Nevada received its first royalty payment from Salares Norte, where gold-silver doré was first poured on March 28, 2024. Commissioning and ramp-up of the project have been impacted by earlier than planned winter conditions. Gold Fields revised its 2024 gold equivalent production to between 90,000 and 180,000 ounces (previously between 220,000 and 240,000 ounces).
●	Posse (Mara Rosa) (1% royalty) – Hochschild Mining announced that the Mara Rosa mine reached commercial production in mid-May 2024 and that the processing plant has already reached nominal capacity of 7,000 tonnes per day. Optimisation initiatives are in place to reach stable throughput of 8,000 tonnes per day.
●	Cascabel (gold stream and 1% royalty) – In June 2024, SolGold announced the signing of an exploitation contract with the government of Ecuador which establishes key legal and financial terms required for the development of the Cascabel project.

Central America & Mexico:

●	Cobre Panama (gold and silver stream) – Production at Cobre Panama has been halted since November 2023 with mining activities currently on preservation and safe management. On July 1, 2024, the new president of Panama, José Raúl Mulino, was inaugurated into office. In his inauguration speech, President Mulino announced that the Government of Panama will conduct, with international experts, a strict environmental audit of the Cobre Panama mine.
●	Guadalupe-Palmarejo (50% gold stream) – GEOs sold from Guadalupe-Palmarejo in Q2 2024 were relatively consistent with those sold in Q2 2023.

U.S.:

●	Goldstrike (2-4% royalties & 2.4-6% NPI) – GEOs from our Goldstrike royalties increased in Q2 2024 compared to Q2 2023 due to more open pit stockpile tons being processed and a greater proportion of underground production taking place on royalty ground.
●	Stillwater (5% royalty) – GEOs from our Stillwater royalty decreased in Q2 2024 compared to Q2 2023 as the decline in PGM prices more than offset higher production at the mine. In July 2024, Sibanye-Stillwater reported that its US PGM operations had been impacted by a cyber-attack but that it expected to promptly resume full operations, with accumulated stockpiles expected to be processed in due course.
●	Bald Mountain (0.875-5% royalties) – GEOs from our Bald Mountain royalties were higher in Q2 2024 than in Q2 2023 due to mine sequencing.
●	Marigold (0.5-5% royalties) – GEOs from our Marigold royalties were lower in Q2 2024 than in Q2 2023 as production is taking place on ground that carries a lower royalty rate. Production is anticipated to progress to higher royalty rate ground in 2027 through the end of the current mine life.

Canada:

●	Detour Lake (2% royalty) – In June 2024, Agnico Eagle released the results of a technical study reflecting the potential for a concurrent underground operation at Detour Lake that would increase annual production to approximately one million ounces for 14 years starting in 2030. Agnico Eagle has also approved the development of a two-kilometre exploration ramp to collect a bulk sample and to facilitate infill and expansion drilling of the current underground mineral resource.
●	Hemlo (3% royalty & 50% NPI) – GEOs from our Hemlo royalties were lower than in Q2 2023 reflecting higher underground mining costs. Barrick anticipates production at Hemlo to improve relative to 2023, where production was impacted by interruptions to the underground operations.
●	Macassa (Kirkland Lake) (1.5-5.5% royalty & 20% NPI) – GEOs from Macassa were higher in Q2 2024 than in Q2 2023 due an increase in production. Throughput was higher in the quarter as a result of increased productivity from a larger workforce, new ventilation structure, and improved equipment availability, and the addition of ore sourced from the Near Surface deposit, partially offset by lower grades.
●	Magino (3% royalty) and Island Gold (0.62% royalty) – Alamos completed the acquisition of the Magino mine in July 2024. The transaction is expected to result in substantial synergies through shared infrastructure between the adjacent Magino and Island Gold mines. Alamos has noted potential longer-term upside through a single optimized milling complex at Magino with an expansion to between 15,000 and 20,000 tonnes per day.
●	Greenstone (3% royalty) – During the quarter, Franco-Nevada received its first royalty payment from Greenstone. Equinox Gold announced that its 100% owned Greenstone mine achieved its inaugural gold pour on schedule on May 22, 2024, with commercial production expected by the end of Q3 2024. Greenstone is expected to produce between 175,000 and 205,000 gold ounces in 2024, and average annual production of approximately 400,000 gold ounces for the first five years.
●	Canadian Malartic (1.5% royalty) – Agnico Eagle reported that ramp development continued to exceed target, reaching the third production level of East Gouldie in Q2 2024. Exploration drilling continued to return positive results to the east and west of the existing East Gouldie mineral resources, demonstrating the potential to add inferred mineral resources.
●	Valentine Gold (3% royalty) – Calibre Mining announced a 100,000-metre resource expansion and discovery drill program at the Valentine Gold project. Production is expected to commence in Q2 2025 and average 195,000 gold ounces per year over an initial mine life of 12 years.

Rest of World:

●	MWS (25% stream) – GEOs delivered and sold from our MWS stream were higher than in Q2 2023 reflecting an increase in tonnes processed and higher recoveries. We continue to anticipate the stream reaching its cap of 312,500 ounces in Q4 2024.
●	Subika (Ahafo) (2% royalty) – GEOs from our Subika (Ahafo) royalty were higher than in Q2 2023 as production at Subika increased due to higher open pit grade and stronger underground mining rates.
●	Séguéla (0.6% royalty) – Fortuna reported that production during the quarter was impacted by intermittent power outages, largely mitigated by higher grade feed and the mill operating above nameplate capacity.

Diversified assets: Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $64.6 million in revenue, down from $70.7 million in Q2 2023.

Iron Ore:

●	Vale Royalty (iron ore royalty) – Revenue from the Vale royalty was relatively consistent with Q2 2023. While the Northern System benefited from record production at S11D, the impact was offset by lower production at Serra Norte and higher estimated shipping cost deductions.
●	LIORC – LIORC declared a cash dividend of C$1.10 per common share in the current period, compared to C$0.65 in Q2 2023. Production from Iron Ore Company of Canada was higher when compared to the prior year period which was impacted by wildfires in Northern Quebec.
●	Caserones (0.517% effective NSR) – GEOs from our interest in Caserones were lower in Q2 2024 than in Q2 2023 in part due to our lower effective NSR interest in the current period. In January 2024, EMX exercised an option to acquire 0.0531% of our NSR, such that we now own a 0.517% effective NSR, compared to 0.5701% in Q2 2023.

Energy:

●	U.S. (various royalty rates) – Revenue from our U.S. Energy interests decreased compared to Q2 2023. While revenue from our oil assets was consistent with the prior year, revenue from our gas assets declined. Contribution from our new Haynesville gas acquisition was offset by lower realized gas prices and volumes at our existing Haynesville assets. Revenue in the prior year period had also included $7.0 million in catch-up royalty payments related to new wells in the Permian Basin.

●	Canada (various royalty rates) – Revenue from our Canadian Energy interests was higher than in Q2 2023. Production at our Orion asset increased relative to the prior year period, and our Weyburn NRI benefited from higher realized prices and lower expenses.

Dividend Declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of US$0.36 per share. The dividend will be paid on September 26, 2024, to shareholders of record on September 12, 2024 (the “Record Date”). The dividend has been declared in U.S. dollars and the Canadian dollar equivalent will be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”) which allows shareholders of Franco-Nevada to reinvest dividends to purchase additional common shares at the Average Market Price, as defined in the DRIP, subject to a discount from the Average Market Price in the case of treasury acquisitions. The Company will issue additional common shares through treasury at a 1% discount to the Average Market Price. The Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. Participation in the DRIP is optional. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment. Non-Canadian and non-U.S. shareholders may potentially participate in the DRIP, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer for securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete Condensed Consolidated Interim Financial Statements and Management’s Discussion and Analysis can be found on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

We will host a conference call to review our Q2 2024 results. Interested investors are invited to participate as follows:

Conference Call and Webcast:	August 14th 8:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-390-0546 International: 416-764-8688

Conference Call URL (This allows participants to join the conference call by phone without operator assistance. Participants will receive an automated call back after entering their name and phone number):

https://bit.ly/4bPqwE1

Webcast:	www.franco-nevada.com
Replay (available until August 21st):	Toll-Free: 1-888-390-0541 International: 416-764-8677 Pass code: 676469 #

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the Canada Revenue Agency (“CRA”), the expected exposure for current and future tax assessments and available remedies, and statements with respect to the future status and any potential restart of the Cobre Panama mine and related arbitration proceedings. In addition, statements relating to mineral resources and mineral reserves, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine lives will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained herein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panama mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date hereof only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

ENDNOTES:

1	GEOs: Gold equivalent ounces (“GEOs”) include Franco-Nevada’s attributable share of production from our Mining and Energy assets after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs varies depending on the royalty or stream agreement of each particular asset, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For Q2 2024, the average commodity prices were as follows: $2,338/oz gold (Q2 2023 - $1,978), $28.86/oz silver (Q2 2023 - $24.18), $981/oz platinum (Q2 2023 - $1,028) and $972/oz palladium (Q2 2023 - $1,449), $110/t Fe 62% CFR China (Q2 2023 - $112), $80.57/bbl WTI oil (Q2 2023 - $73.78) and $2.34/mcf Henry Hub natural gas (Q2 2023 - $2.32). For H1 2024 prices, the average commodity prices were as follows: $2,205/oz gold (H1 2023 - $1,933), $26.11/oz silver (H1 2023 - $23.37), $945/oz platinum (H1 2023 - $1,011) and $975/oz palladium (H1 2023 - $1,508), $118/t Fe 62% CFR China (H1 2023 - $118), $78.77/bbl WTI oil (H1 2023 - $74.95) and $2.22/mcf Henry Hub natural gas (H1 2023 - $2.54).
2	NON-GAAP FINANCIAL MEASURES: Adjusted Net Income and Adjusted Net Income per share, Adjusted Net Income Margin, Adjusted EBITDA and Adjusted EBITDA per share, and Adjusted EBITDA Margin are non-GAAP financial measures with no standardized meaning under International Financial Reporting Standards (“IFRS Accounting Standards”) and might not be comparable to similar financial measures disclosed by other issuers. For a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable financial measure under IFRS Accounting Standards, refer to the following tables. Further information relating to these Non-GAAP financial measures is incorporated by reference from the “Non-GAAP Financial Measures” section of Franco-Nevada’s MD&A for the three and six months ended June 30, 2024 dated August 13, 2024 filed with the Canadian securities regulatory authorities on SEDAR+ available at www.sedarplus.com and with the U.S. Securities and Exchange Commission available on EDGAR at www.sec.gov.
●	Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which exclude the following from net income and earnings per share (“EPS”): impairment losses and reversal related to royalty, stream and working interests and investments; gains/losses on disposals of royalty, stream and working interests and investments; impairment losses and expected credit losses related to investments, loans receivable and other financial instruments, changes in fair value of investments, loans receivable and other financial instruments, foreign exchange gains/losses and other income/expenses; unusual non-recurring items; and the impact of income taxes on these items.
●	Adjusted Net Income Margin is a non-GAAP financial measure which is defined by the Company as Adjusted Net Income divided by revenue.
●	Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses and finance income; depletion and depreciation; impairment charges and reversals related to royalty, stream and working interests and investments; gains/losses on disposals of royalty, stream and working interests and investments; impairment losses and expected credit losses related to investments, loans receivable and other financial instruments, changes in fair value of investment, loans receivable and other financial instruments, foreign exchange gains/losses and other income/expenses; and unusual non-recurring items.
●	Adjusted EBITDA Margin is a non-GAAP financial measure which is defined by the Company as Adjusted EBITDA divided by revenue.

Reconciliation of Non-GAAP Financial Measures:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2024	2023	2024	2023
Net income	$79.5	$184.5	$224.0	$341.0
Gain on disposal of royalty interests	—	—	(0.3)	(3.7)
Foreign exchange loss (gain) and other expenses (income)	9.8	(1.7)	11.4	(3.9)
Tax effect of adjustments	(2.0)	0.1	(2.0)	1.7
Other tax related adjustments
Deferred tax expense related to the remeasurement of deferred tax liability due to changes in Barbados tax rate	49.1	—	49.1	—
Q1 2024 retroactive impact of GMT	9.9	—	—	—
Change in unrecognized deductible temporary differences	(1.4)	—	(1.4)	—
Adjusted Net Income	$144.9	$182.9	$280.8	$335.1
Basic weighted average shares outstanding	192.3	191.9	192.2	191.9
Adjusted Net Income per share	$0.75	$0.95	$1.46	$1.75

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except Adjusted Net Income Margin)	2024	2023	2024	2023
Adjusted Net Income	$144.9	$182.9	$280.8	$335.1
Revenue	260.1	329.9	516.9	606.2
Adjusted Net Income Margin	55.7%	55.4%	54.3%	55.3%

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2024	2023	2024	2023
Net income	$79.5	$184.5	$224.0	$341.0
Income tax expense	95.3	27.0	122.8	54.6
Finance expenses	0.6	0.7	1.2	1.4
Finance income	(16.2)	(10.0)	(32.2)	(20.5)
Depletion and depreciation	52.9	75.1	111.1	136.1
Gain on disposal of royalty interests	—	—	(0.3)	(3.7)
Foreign exchange loss (gain) and other expenses (income)	9.8	(1.7)	11.4	(3.9)
Adjusted EBITDA	$221.9	$275.6	$438.0	$505.0
Basic weighted average shares outstanding	192.3	191.9	192.2	191.9
Adjusted EBITDA per share	$1.15	$1.44	$2.28	$2.63

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except Adjusted EBITDA Margin)	2024	2023	2024	2023
Adjusted EBITDA	$221.9	$275.6	$438.0	$505.0
Revenue	260.1	329.9	516.9	606.2
Adjusted EBITDA Margin	85.3%	83.5%	84.7%	83.3%

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	At June 30,	At December 31,
	2024	2023
ASSETS
Cash and Cash equivalents	$1,439.0	$1,421.9
Receivables	120.9	111.0
Loans receivable	10.2	—
Gold bullion, prepaid expenses and other current assets	98.2	82.4
Current assets	$1,668.3	$1,615.3

Royalty, stream and working interests, net	$4,031.1	$4,027.1
Investments	278.0	254.5
Loans receivable	75.7	24.8
Deferred income tax assets	35.4	37.0
Other assets	52.7	35.4
Total assets	$6,141.2	$5,994.1

LIABILITIES
Accounts payable and accrued liabilities	$30.1	$30.9
Current income tax liabilities	27.2	8.3
Current liabilities	$57.3	$39.2

Deferred income tax liabilities	$234.1	$180.1
Other liabilities	4.6	5.7
Total liabilities	$296.0	$225.0

SHAREHOLDERS’ EQUITY
Share capital	$5,753.9	$5,728.2
Contributed surplus	20.3	20.6
Retained earnings	294.0	212.3
Accumulated other comprehensive loss	(223.0)	(192.0)
Total shareholders’ equity	$5,845.2	$5,769.1
Total liabilities and shareholders’ equity	$6,141.2	$5,994.1

The unaudited condensed consolidated interim financial statements and accompanying notes can be found in our Q2 2024 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Revenue
Revenue from royalty, streams and working interests	$257.6	329.9	$513.2	$606.2
Interest revenue	2.2	—	3.1	—
Other interest income	0.3	—	0.6	—
Total revenue	260.1	329.9	$516.9	$606.2

Costs of sales
Costs of sales	$29.1	$47.1	$62.7	$85.3
Depletion and depreciation	52.9	75.1	111.1	136.1
Total costs of sales	$82.0	$122.2	$173.8	$221.4
Gross profit	$178.1	$207.7	$343.1	$384.8

Other operating expenses (income)
General and administrative expenses	$8.4	$6.2	$14.1	$12.4
Share-based compensation expenses	1.8	2.4	4.6	5.6
Gain on disposal of royalty interests	—	—	(0.3)	(3.7)
Gain on sale of gold bullion	(1.1)	(1.4)	(2.5)	(2.1)
Total other operating expenses	$9.1	$7.2	$15.9	$12.2
Operating income	$169.0	$200.5	$327.2	$372.6
Foreign exchange (loss) gain and other (expenses) income	$(9.8)	$1.7	$(11.4)	$3.9
Income before finance items and income taxes	$159.2	$202.2	$315.8	$376.5

Finance items
Finance income	$16.2	$10.0	$32.2	$20.5
Finance expenses	(0.6)	(0.7)	(1.2)	(1.4)
Net income before income taxes	$174.8	$211.5	$346.8	$395.6

Income tax expense	95.3	27.0	122.8	54.6
Net income	$79.5	$184.5	$224.0	$341.0

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$(12.3)	$30.3	$(51.5)	$29.9

Items that will not be reclassified subsequently to profit and loss:
Gain (loss) on changes in the fair value of equity investments at fair value through other comprehensive income ("FVTOCI"),
net of income tax	15.4	(5.8)	17.2	1.0
Other comprehensive income (loss), net of taxes	$3.1	$24.5	$(34.3)	$30.9

Comprehensive income	$82.6	$209.0	$189.7	$371.9

Earnings per share
Basic	$0.41	$0.96	$1.17	$1.78
Diluted	$0.41	$0.96	$1.16	$1.77
Weighted average number of shares outstanding
Basic	192.3	191.9	192.2	191.9
Diluted	192.5	192.2	192.4	192.2

The unaudited condensed consolidated interim financial statements and accompanying notes can be found in our Q2 2024 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSE CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	For the six months ended
	June 30,
	2024	2023
Cash flows from operating activities
Net income	$224.0	$341.0
Adjustments to reconcile net income to net cash provided by operating activities:
Interest revenue	(3.1)	—
Other interest income	(0.6)	—
Depletion and depreciation	111.1	136.1
Share-based compensation expenses	2.9	3.2
Gain on disposal of royalty interests	(0.3)	(3.7)
Unrealized foreign exchange loss (gain)	7.8	(3.5)
Deferred income tax expense	56.3	15.1
Other non-cash items	(0.3)	(2.0)
Acquisition of gold bullion	(32.4)	(25.2)
Proceeds from sale of gold bullion	16.6	18.6
Changes in other assets	(17.4)	—
Operating cash flows before changes in non-cash working capital	$364.6	$479.6
Changes in non-cash working capital:
Increase in receivables	$(9.9)	$(8.7)
Decrease (increase) in prepaid expenses and other	2.5	(4.0)
Increase in current liabilities	15.7	4.8
Net cash provided by operating activities	$372.9	$471.7

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(163.1)	$(270.8)
Advances of loans receivable	(83.5)	—
Acquisition of investments	(11.0)	(0.5)
Proceeds from repayment of loan receivable	18.9	—
Proceeds from sale of royalty interests	11.2	7.0
Proceeds from sale of investments	1.1	1.9
Acquisition of energy well equipment	(0.7)	(0.8)
Acquisition of property and equipment	(0.1)	—
Net cash used in investing activities	$(227.2)	$(263.2)

Cash flows used in financing activities
Payment of dividends	$(119.2)	$(116.4)
Proceeds from exercise of stock options	2.7	2.9
Revolving credit facility amendment costs	(0.8)	—
Net cash used in financing activities	$(117.3)	$(113.5)
Effect of exchange rate changes on cash and cash equivalents	$(11.3)	$3.6
Net change in cash and cash equivalents	$17.1	$98.6
Cash and cash equivalents at beginning of period	$1,421.9	$1,196.5
Cash and cash equivalents at end of period	$1,439.0	$1,295.1

Supplemental cash flow information:
Income taxes paid	$42.5	$50.9
Dividend income received	$4.2	$5.6
Interest and standby fees paid	$1.0	$1.2

The unaudited condensed consolidated interim financial statements and accompanying notes can be found in our Q2 2024 Quarterly Report available on our website